FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 1, 2009

PETROBRAS ENERGIA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGÍA S.A.

Buenos Aires, March 31, 2009 – Petrobras Energía S.A. (Buenos Aires: PESA) informs that on the summary of the resolutions adopted in relation to each item of the Agenda of the General Regular and Special Shareholders’ Meeting of Petrobras Energía S.A. (“PESA” or the “Company”) held on March 27, 2009 at 3.15 p.m., at the Company’s principal place of business, 2nd underground floor, Autonomous City of Buenos Aires.

The meeting was held with the presence of 10 shareholders, 7 of which were present in person and 3 by proxy, representing a capital stock of a nominal value of P$1,004,793,576 entitled to 1,004,793,576 votes, and with a quorum of 99.52%.

The resolutions adopted were the following:

1.  The Meeting unanimously approved, with 1,004,793,576 affirmative votes, within the framework of the Special Shareholders’ Meeting, the amendment to Section 1 of Petrobras Energía S.A.’s Bylaws in connection with the change of this corporate name for “Petrobras Argentina S.A.”.

2.  The Meeting unanimously approved, with 995,177,552 affirmative votes and 9,616,024 abstentions, the Annual Report and Summary of Events, Inventory, General Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flow, Notes and Exhibits Supplementary to the Balance Sheet and the English version of the aforesaid documents, the Auditor’s Report, the Report of the Statutory Syndic Committee and Additional Information required under Section 68 of the Stock Exchange Regulations for fiscal year ended December 31, 2008.

3.  The Meeting unanimously approved, with 995,177,552 affirmative votes and 9,616,024 abstentions, the performance of the Management and Supervisory bodies for fiscal year ended December 31, 2008, since such performance was in compliance with the applicable law and Bylaws. The approval includes the Directors whose terms of office expired at the General Regular and Special Shareholders' Meeting held on January 30, 2009.

4.  Since fiscal year profits amounted to P$775,749,000 (seven hundred seventy five million seven hundred forty nine thousand Argentine pesos) according to the Balance Sheet as of December 31, 2008, the Meeting unanimously approved, with 1,004,793,576 affirmative votes, to establish an optional reserve known as “Reserve for Future Dividends” in the aggregate amount of P$380,000,000 (three hundred eighty million Argentine pesos), and to delegate to the Board of Directors the determination of the dividend distribution date and amount during the period between the admission of Petrobras Energía Participaciones S.A.’s shareholders as shareholders of Petrobras Energía S.A. and the date of the next Regular Shareholders’ Meeting to be held in connection with fiscal year ending December 31, 2009. In addition, the Meeting approved to allocate to a new account the remaining amount of P$395,749,000 (three hundred ninety five million seven hundred forty nine thousand Argentine pesos). Consequently, the balance of the retained earnings account amounts to P$4,834,550,369 (four thousand eight hundred thirty four million five hundred fifty thousand three hundred sixty nine Argentine pesos).

5.  The Meeting unanimously approved, with 995,177,552 affirmative votes and 9,616,024 abstentions, the resignations submitted by Regular Directors Sydney Granja Affonso, Venina Velosa da Fonseca and Daniel Lima de Oliveira, within the framework of the Provisional Board of Directors provided for under Section 9 of the Corporate Bylaws. Moreover, the Meeting resolved to appoint José Raimundo Brandão Pereira, Antonio Eduardo Monteiro de Castro and Daniel Lima de Oliveira as Regular Directors for the term of 3 (three) years, who shall hold office until the Shareholders’ Meeting dealing with 2011 fiscal year is held. In addition, the Meeting resolved to appoint Carlos Alberto Pereira de Oliveira, Pedro Augusto Bonésio, Carlos Eduardo Sardenberg Bellot, André Lima Cordeiro, Carlos Alberto da Costa, Héctor Daniel Casal and Alejandro Poletto as Alternate Directors who shall hold office for the term of 3 (three) years.

6.  The Meeting approved, by a majority vote, with 995,177,552 affirmative votes and 9,616,024 votes against, to appoint Rogelio Norberto Maciel, Justo Federico Norman and Juan Carlos Cincotta as regular members of the Statutory Syndic Committee and Olga Margarita Morrone de Quintana, Mariana Paula Ardizzone and María Laura Maciel as alternate members.

7.  The Meeting unanimously approved, with 1,004,793,576 affirmative votes, to allocate the amount of P$6,276,444 (six million two hundred seventy six thousand four hundred forty four Argentine pesos) to compensation of the Board of Directors, including Directors whose term of office expired at the General Regular and Special Shareholders’ Meeting held on January 30, 2009. In addition, the Meeting approved to allocate the amount of P$280,500 (two hundred eighty thousand five hundred Argentine pesos) to compensation of the members of the Statutory Syndic Committee.

8.  The Meeting unanimously approved, with 1,004,793,576 affirmative votes, to fix the sum of P$4,279,628 (four million two hundred seventy nine thousand six hundred twenty eight Argentine pesos) as fees payable to the Accounting Firm “Sibille”, a member firm of KPMG International. In addition, CPA Gabriel E. Soifer and CPA Graciela Laso were appointed to certify the general balance sheet for the year ended December 31, 2009, in their capacity as regular and alternate auditors, respectively, representing the Accounting Firm Sibille, a member firm of KPMG International.

9.  The Meeting unanimously approved, with 1,004,793,576 affirmative votes, the sum of P$831,000 (eight hundred thirty one thousand Argentine pesos) as budget of the Audit Committee.

10. The Meeting unanimously approved, with 1,004,793,576 affirmative votes, within the framework of the Special Shareholders’ Meeting, to delegate unto the Board, with authority to subdelegate, all powers to take any and all necessary steps in connection with the beforementioned Amendment to the Corporate Bylaws.

11. The Meeting unanimously approved, with 1,004,793,576 affirmative votes, that the Chairman appoint the Shareholders to sign the minutes. The minutes was signed by Alejandro Jorge Geretto and Gabriel Enrique Jabbaz.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA S.A.

Date: 04/01/2009

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney